UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                         Scientific Learning Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   808760 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 15, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No. 808760 10 2
-----------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg, Pincus Ventures, L.P.                    I.R.S. #13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     1,375,000
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       1,375,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,375,000
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No. 808760 10 2
-----------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Partners LLC                      I.R.S. # 13-4069737
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     1,375,000
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       1,375,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,375,000
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No. 808760 10 2
-----------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus & Co.                             I.R.S. # 13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     1,375,000
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       1,375,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,375,000
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                                   SCHEDULE 13D

-----------------------------------------
CUSIP No. 808760 10 2
-----------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus LLC                               I.R.S. # 13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     1,375,000
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       1,375,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,375,000
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No. 808760 10 2
-----------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Charles R. Kaye
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     1,375,000
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       1,375,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,375,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No. 808760 10 2
-----------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Joseph P. Landy
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     1,375,000
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       1,375,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,375,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed to amend the Amendment No. 1 ("Amendment No. 1") filed on December 7, 2001 to the
Schedule 13D originally filed on March 19, 2001 (the "Original 13D"), and relates to the common stock, $0.001 par value per share (the "Common Stock"), of Scientific Learning Corporation, a Delaware corporation (the "Company").

Item 1.   Security and Issuer

     The last sentence of Item 1 of the Original 13D is hereby amended as follows: "The address of the principal executive offices of the Company is 300 Frank H. Ogawa Plaza, Suite 600, Oakland, California 94612-2040."

Item 2.   Identity and Background

     Item 2 of Amendment No. 1 is hereby amended and restated in its entirety as set forth below.

     (a) This Amendment No. 2 is filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"), Mr. Charles R. Kaye and Mr. Joseph P. Landy (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock except to the extent of any indirect pecuniary interest therein.

     (b) The address of the principal business and principal office of each of the Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New

York 10017. The general partners of WP and the members of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

     (c) The principal business of WPV is that of making private equity and related investments. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WPP LLC is acting as general partner to certain private equity funds. The principal business of WP LLC is managing certain private equity funds, including WPV. The principal business of each Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule I hereto.

     (d) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members or directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members or directors named on Schedule I, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) WPV is a limited partnership organized under the laws of the State of Delaware. WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York. WP is a general partnership organized under the laws of the State of New York. Messrs. Kaye and Landy are citizens of the United States of America. Except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 4. Purpose of Transaction

     Item 4 of Amendment No. 1 is hereby amended and restated in its entirety as set forth below.

     On August 9, 2007, WPV agreed to sell 7,661,638 shares of Common Stock (the "Shares"), pursuant to that certain Underwriting Agreement by and among the Company, WPV, the other selling stockholders named therein and ThinkEquity Partners LLC, BMO Capital Markets Corp. and Signal Hill Capital Group LLC, as representatives for the several underwriters named therein (the "Underwriting Agreement"). On August 15, 2007, the transactions contemplated by the Underwriting Agreement were consummated and, in connection therewith, WPV received aggregate proceeds (after giving effect to the payment of the underwriting discounts and commissions) of approximately $36,297,010. A copy of the form of Underwriting Agreement is included as Exhibit 2 hereto.

     The Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock or further investments in the Company. Such further acquisitions or investments could be material. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Except as set forth in this Amendment No. 2, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I of this Amendment No. 2 or in Item 1(a) or (d) of this Amendment No. 2 has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors (the "Board") or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     Item 5 of Amendment No. 1 is hereby amended and replaced in its entirety as set forth below.

     (a) Immediately following the closing of the transactions contemplated by the Underwriting Agreement, each of the Reporting Persons may be deemed to beneficially own 1,375,000 shares of Common Stock, which are issuable upon the exercise of immediately exercisable warrants, representing approximately 7.4% of the outstanding Common Stock, based on the 17,212,576 shares of Common Stock as disclosed in the Company's Form S-1 filed with the Securities and Exchange Commission on July 27, 2007 and 1,375,000 shares of Common Stock which are issuable upon the exercise of the warrants.

     (b) Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,375,000 shares of Common Stock, which are issuable upon the exercise of immediately exercisable warrants, that the Reporting Persons may be deemed to beneficially own. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Amendment No. 2 shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

     (c) Upon the closing of the transactions contemplated by the Underwriting Agreement, WPV sold 7,661,638 shares of Common Stock at a public offering price of $5.00 per share, or $4.7375 after giving effect to the underwriting discounts and commissions. Other than the sale of 7,661,638 shares of Common Stock by WPV and the other transactions described in this Amendment No. 2, no transactions in the Common Stock were effected by any of the Reporting Persons during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of Amendment No. 1 is hereby amended to include the following sentence at the end thereof: "The information set forth in Item 4 and Item 5 of Amendment No. 2 is incorporated herein by reference."

Item 7.   Material to Be Filed as Exhibits

1. Joint Filing Agreement, dated as of August 15, 2007, by and among the Reporting Persons.

2. Form of Underwriting Agreement, by and among Scientific Learning Corporation, Warburg, Pincus Ventures, L.P., the other selling stockholders named therein and ThinkEquity Partners LLC, BMO Capital Markets Corp. and Signal Hill Capital Group LLC, as representatives for the several underwriters named therein, which is incorporated by reference from Scientific Learning Corporation's registration statement on Form S-1 filed with the Securities and Exchange Commission on July 26, 2007 (File No. 333-143093).

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2007              WARBURG, PINCUS VENTURES, L.P.
                                        By: Warburg Pincus Partners LLC,
                                            its General Partner
                                        By: Warburg Pincus & Co.,
                                            its Managing Member

                                     By:  /s/ Scott A. Arenare
                                         ---------------------------------------
                                          Name:  Scott A. Arenare
                                          Title: Partner

Dated:  August 15, 2007              WARBURG PINCUS & CO.

                                    By:  /s/ Scott A. Arenare
                                         ---------------------------------------
                                          Name:  Scott A. Arenare
                                          Title: Partner

Dated:  August 15, 2007              WARBURG PINCUS LLC

                                    By:  /s/ Scott A. Arenare
                                         ---------------------------------------
                                          Name:  Scott A. Arenare
                                          Title: Member

Dated: August 15, 2007               WARBURG PINCUS PARTNERS, LLC
                                       By: Warburg Pincus & Co.,
                                           its Managing Member

                                     By:  /s/ Scott A. Arenare
                                         ---------------------------------------
                                          Name:  Scott A. Arenare
                                          Title:  Partner

Dated:  August 15, 2007              By:  /s/ Scott A. Arenare
                                         ---------------------------------------
                                          Name: Charles R. Kaye
                                          By:   Scott A. Arenare,
                                                Attorney-in-Fact*


Dated:  August 15, 2007              By:  /s/ Scott A. Arenare
                                         ---------------------------------------
                                          Name: Charles R. Kaye
                                          By:   Scott A. Arenare,
                                                Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

                                                                      SCHEDULE I
                                                                      ----------

     Schedule I of Amendment No. 1 is hereby amended and restated in its entirety as follows:

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). Warburg Pincus Partners LLC, a direct subsidiary or WP, is the sole general partner of Warburg, Pincus Ventures, L.P. ("WPV"). WP LLC manages WPV. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.



                                            GENERAL PARTNERS OF WP

----------------------------------- --------------------------------------------------------------------------
                                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                     TO POSITION WITH WP, AND POSITIONS
            NAME                                        WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------
Joel Ackerman                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Scott A. Arenare                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
David Barr                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Sean D. Carney                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Mark Colodny                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
David A. Coulter                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Timothy J. Curt                     Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
W. Bowman Cutter                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Cary J. Davis                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
David W. Dorman                     Partner of WP; Member and Senior Advisor of WP LLC
----------------------------------- --------------------------------------------------------------------------
Michael Graff                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Patrick T. Hackett                  Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
E. Davisson Hardman                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Jeffrey A. Harris                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Stewart J. Hen                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
William H. Janeway                  Partner of WP; Member and Senior Advisor of WP LLC
----------------------------------- --------------------------------------------------------------------------
Julie A. Johnson Staples            Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Chansoo Joung                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Peter R. Kagan                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Charles R. Kaye                     Managing General Partner of WP; Managing Member and Co-President of
                                    WP LLC
----------------------------------- --------------------------------------------------------------------------
Henry Kressel                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
David Krieger                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Kevin Kruse                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Joseph P. Landy                     Managing General Partner of WP; Managing Member and Co-President of
                                    WP LLC
----------------------------------- --------------------------------------------------------------------------
Sidney Lapidus                      Partner of WP; Member and Senior Advisor of WP LLC
----------------------------------- --------------------------------------------------------------------------
Kewsong Lee                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Jonathan S. Leff                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Philip Mintz                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
James Neary                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Bilge Ogut                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Dalip Pathak                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Michael F. Profenius                Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Stan Raatz                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Justin Sadrian                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Henry B. Schacht                    Partner of WP; Member and Senior Advisor of WP LLC
----------------------------------- --------------------------------------------------------------------------


Steven G. Schneider                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
John Shearburn                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Mimi Strouse                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Barry Taylor                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Christopher H. Turner               Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
John L. Vogelstein                  Partner of WP; Member and Senior Advisor of WP LLC
----------------------------------- --------------------------------------------------------------------------
Elizabeth H. Weatherman             Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
David J. Wenstrup                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Rosanne Zimmerman                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------
WP & Co. Partners, L.P.**
----------------------------------- --------------------------------------------------------------------------
Warburg Pincus Principal
Partnership, L.P.***
----------------------------------- --------------------------------------------------------------------------
Warburg Pincus Real Estate
Principal Partnership,
L.P.***
----------------------------------- --------------------------------------------------------------------------
Warburg Pincus 2006 Limited
Partnership***
----------------------------------- --------------------------------------------------------------------------

_____________________

*    New York limited liability company; primary activity is ownership interest in WP and WP LLC
**   New York limited partnership; primary activity is ownership interest in WP
***  Delaware limited partnership; primary activity is ownership interest in WP



                                             MEMBERS OF WP LLC
----------------------------------- ------------------------------------------------------------------------
                                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                  TO POSITION WITH WP LLC, AND POSITIONS
            NAME                                       WITH THE REPORTING ENTITIES
----------------------------------- ------------------------------------------------------------------------
Joel Ackerman                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Scott A. Arenare                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
David Barr                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Sean D. Carney                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Julian Cheng (1)                    Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Stephen John Coates (2)             Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Mark Colodny                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
David A. Coulter                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Timothy J. Curt                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
W. Bowman Cutter                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Cary J. Davis                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
David W. Dorman                     Member and Senior Advisor of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Rajiv Ghatalia (1)                  Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Michael Graff                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Patrick T. Hackett                  Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
E. Davisson Hardman                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Jeffrey A. Harris                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Stewart J. Hen                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
William H. Janeway                  Member and Senior Advisor of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Julie A. Johnson Staples            Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Chansoo Joung                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Peter R. Kagan                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Charles R. Kaye                     Managing Member and Co-President of WP LLC; Managing General
                                    Partner of WP
----------------------------------- ------------------------------------------------------------------------
Rajesh Khanna (3)                   Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Henry Kressel                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
David Krieger                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Kevin Kruse                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Joseph P. Landy                     Managing Member and Co-President of WP LLC; Managing General
                                    Partner of WP
----------------------------------- ------------------------------------------------------------------------
Sidney Lapidus                      Member and Senior Advisor of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Kewsong Lee                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Jonathan S. Leff                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Jeff Leng (1)                       Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
David Li (1)                        Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Nicholas J. Lowcock (2)             Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Niten Malhan (3)                    Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Philip Mintz                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
James Neary                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Bilge Ogut                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Dalip Pathak                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Michael F. Profenius                Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Leo Puri (3)                        Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Stan Raatz                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Justin Sadrian                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Henry B. Schacht                    Member and Senior Advisor of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Steven G. Schneider                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Joseph C. Schull (4)                Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
John Shearburn                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Mimi Strouse                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Chang Q. Sun (1)                    Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Barry Taylor                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Christopher H. Turner               Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------


Simon Turton (2)                    Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
John L. Vogelstein                  Member and Senior Advisor of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Elizabeth H. Weatherman             Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
David J. Wenstrup                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Peter Wilson (2)                    Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Jeremy S. Young (2)                 Member and Managing Director of WP LLC
----------------------------------- ------------------------------------------------------------------------
Rosanne Zimmerman                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- ------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- ------------------------------------------------------------------------

(1)  Citizen of Hong Kong
(2)  Citizen of United Kingdom
(3)  Citizen of India
(4)  Citizen of Canada

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

As of July 1, 2007
